Exhibit (m) (9)

AMENDED AND RESTATED DISTRIBUTION (RULE 12B-1) PLAN

OF

HENNESSY FUNDS TRUST

Amended and Restated Effective as of January 31, 2022

WHEREAS, Hennessy Funds Trust (the “Trust”) is registered with the Securities and Exchange Commission as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, it was previously determined that the Hennessy Midstream Fund (f/k/a the Hennessy BP Midstream Fund), a series of the Trust (the “Fund”), will pay for certain costs and expenses incurred in connection with the distribution and servicing of shareholders of Investor Class shares of the Fund;

WHEREAS, the Board of Trustees of the Trust previously adopted this Distribution (Rule 12b-1) Plan for Investor Class shares of the Fund (this “Plan”) as set forth herein pursuant to Rule 12b-1 under the 1940 Act;

WHEREAS, the Board of Trustees of the Trust, in considering whether the Fund should implement this Plan, requested and evaluated such information as it deemed necessary to make an informed determination as to whether this Plan should be implemented, and considered such pertinent factors as it deemed necessary to form the basis for a decision to use assets of the Fund for such purposes;

WHEREAS, the Trust may enter into agreements with dealers and other financial service organizations to obtain various distribution-related or shareholder services for the Fund, all as permitted and contemplated by Rule 12b-1 under the 1940 Act; it being understood that to the extent any activity is one that the Fund may finance without a Rule 12b-1 plan, the Fund may also make payments to finance such activity outside such plan and not subject to its limitations;

WHEREAS, the Trust is amending and restating the Plan to reflect the name change of the Fund to its current name; and

WHEREAS, the Board of Trustees may amend the Plan to reflect the name change of the Fund without shareholder approval, as provided in Section 7 of the Plan.

NOW, THEREFORE, the Trust hereby adopts this Plan in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

1. Distribution and Service Fee.  The Fund may charge a distribution expense and service fee on an annualized basis of 0.25% of its average daily net assets.  Such fee shall be calculated and accrued daily and paid at such intervals as the Board of Trustees of the Trust shall determine, subject to any applicable restriction imposed by rules of the Financial Industry Regulatory Authority.

2. Permitted Expenditures.  The amount set forth in Section 1 of this Plan shall be paid for services or expenses primarily intended to result in the sale of shares of the Fund.  The Fund may pay all or a portion of this fee to any securities dealer, financial institution or other person who renders personal service to the Fund’s shareholders, assists in the maintenance of the Fund’s shareholder accounts, or renders assistance in distributing or promoting the sale of shares of the Fund pursuant to a written agreement approved by the Board of Trustees (a “Related Agreement”).  To the extent such fee is not paid to such persons, the Fund may use the fee for its expenses of distribution of its shares, including, but not limited to, payment by the Fund of the cost of preparing, printing, and distributing Prospectuses and Statements of Additional Information to prospective investors and of implementing and operating this Plan as well as payment of capital or other expenses of associated equipment, rent, salaries, bonuses, interest and other overhead costs.

3. Effective Date of Plan.  This Plan has been duly adopted and approved by votes of a majority of (a) the Board of Trustees of the Trust, and (b) those Trustees of the Trust who are not “interested persons” of the Trust (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Trustees”), cast in person, and shall take effect immediately or at a later date as determined by the executive officers of the Trust.

4. Continuance.  Unless otherwise terminated pursuant to Section 6 below, following the effective date of this Plan, this Plan shall continue in effect for as long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 3.

5. Reports.  Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any Related Agreement shall provide to the Trust’s Board of Trustees, and the Board of Trustees shall review at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

6. Termination.  This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Trustees, or by vote of a majority of the outstanding shares of the Fund.  In the event of termination or non-continuance of this Plan, the Trust may reimburse any expense that it incurred on behalf of the Fund prior to such termination or non-continuance; provided that such reimbursement is specifically approved by both a majority of the Board of Trustees and a majority of those Trustees of the Trust who are not interested persons of the Trust.

7. Amendments.  This Plan may not be amended to increase materially the amount of payments provided for in Section 1 hereof unless such amendment is approved in the manner provided for initial approval in Section 3 hereof and by the shareholders of the Fund.  No other amendment to this Plan may be made unless approved in the manner provided for approval of this Plan in Section 3.

8. Selection of Trustees.  While this Plan is in effect, the selection and nomination of Trustees who are not interested persons (as defined in the 1940 Act) of the Trust shall be committed to the discretion of the Trustees who are not interested persons.

9. Records.  The Trust shall preserve copies of this Plan and any Related Agreement and all reports made pursuant to Section 5 hereof for a period of not less than six years from the date of this Plan, or the agreements or such report, as the case may be, the first two years in an easily accessible place.

10. Assignment.  This Plan will not be terminated by an assignment; however, an assignment will terminate any agreement under this Plan involving any such assignment.

11. Severability.  If any provision of this Plan is held to be invalid or is made invalid by a court decision, statute, rule, or otherwise, the remainder of this Plan shall not be affected thereby.

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